SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 22)

Sit Rising Rate ETF
                                    ( RISE )
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   26923H101
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                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 1, 2017
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 26923H101
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1    NAME OF REPORTING PERSON

     Sit Investment Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
	WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			  1,237,800 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	            -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			  1,237,800 Shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,237,800 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     91.69%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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






CUSIP No. 26923H101
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1    NAME OF REPORTING PERSON

     Sit Fixed Income Advisors II, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
	WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			  1,237,800 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	            -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			  1,237,800 Shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,237,800 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     91.69%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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








ITEM 1   Security and Issuer

        Common Units

        Sit Rising Rate ETF
        ETF Managers Group Commodity Trust I
	c/o ETF Managers Capital LLC
	35 Beachwood Road, Suite 2B
	Summit, NJ 07901

ITEM 2   Identity and Background

	a) and c)

	This statement is filed by:
	Sit Investment Associates, Inc., a Minnesota corporation (SIA), and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as further described in Exhibit A to the initial Schedule 13D filed by SIA and SFI on September 8, 2015.

	SIA is a registered investment adviser.
	SFI is a registered investment adviser and subsidiary of SIA.

	Roger J. Sit is chairman and CEO of SIA and SFI.
	Michael C. Brilley is senior vice President of SIA and director, president and chief fixed income officer of SFI.
	Mr. Ronald D. Sit is a vice president of SIA and director.
	Mr. Ralph L. Strangis is a director of SIA and SFI. Mr. Strangis is a partner with the law firm Kaplan Strangis & Kaplan, P.A.

	By virtue of these positions, each of SIA, SFI, Mr. Roger Sit, Mr. Brilley, Mr. Ronald Sit, and Mr. Strangis, may be deemed to beneficially own the Shares held by SIA and SFI. None of the named individuals own shares directly. Additionally, Mr. Strangis is not involved in investment or voting decisions. Together SIA, SFI, Mr. Roger Sit, Mr. Brilley, Mr. Ronald Sit, and Mr. Strangis are the "Sit Entities".

	b) The business address of each of the Sit Entities is 3300 IDS Center, 80 South Eighth Street, Minneapolis, MN 55402

	d) During the last five years, neither Roger J. Sit, Michael C. Brilley, Ronald D. Sit, nor Ralph L. Strangis, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	e) During the last five years, none of the Sit Entities have been a party to
	a civil proceeding of a judicial or administrative body of competent
	jurisdiction and as a result of such proceeding was or is subject to a
	judgment, decree, or final order enjoining future violations of, or
	prohibiting or mandating activities subject to, federal or state
	securities laws or finding any violation with respect to such laws.

	f) Roger J. Sit, Michael C. Brilley, Ronald D. Sit, and Ralph L. Strangis are United States citizens.

ITEM 3   Source and Amount of Funds or Other Consideration

	The aggregate amount of funds used by Sit Investment Associates, Inc. and
	Sit Fixed Income Advisors II, LLC to purchase the Shares reported herein was
	approximately $5 million.  The source of funds was the working capital of Sit
	Investment Associates, Inc. and Sit Fixed Income Advisors II, LLC.

ITEM 4   Purpose of Transaction

	Sit Investment Associates, Inc. and Sit Fixed Income Advisors II, LLC
	acquired 140,000 and 60,000 shares respectively upon the Issuer's launch on
	February 19, 2015 representing more than 99% of the beneficial ownership of
	the Issuer on the date of the purchase.

	Sit Fixed Income Advisors II, LLC acts at the Issuer's commodity trading
	advisor and maintains the Issuer's Benchmark Portfolio pursuant to the terms
	of a Licensing and Services Agreement between Sit Fixed Income Advisors II,
	LLC and the Issuer.

	Sit Investment Associates, Inc. and Sit Fixed Income Advisors II, LLC also acquired the Issuer's shares on behalf of their clients and sold the Issuer's shares on behalf of their clients. Such transactions have been made in the ordinary course of business and for investment purposes.

	Neither Sit Investment Associates, Inc. nor Sit Fixed Income Advisors II, LLC
	have a present plan or proposal which would relate to or result in any of the
	matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5   Interest in Securities of the Issuer

	a) and b)

	The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 1,350,040 shares outstanding as of November 2, 2017, which is the total number of shares outstanding as reported on the home page of the Issuer's website. Certain clients of SIA and SFI purchased shares of the Issuer and the number of outstanding shares of the Issuer has changed since the last 13D filing, resulting in a greater than 1% change in ownership of the Issuer by the Sit Entities.

	As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 1,237,800 Shares which represents 91.69% of the Issuer's outstanding shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares.

	c) Transactions in Shares by the Sit Entities since the last 13D filing on October 2, 2017, are set forth in Exhibit A.

	d) The clients of SIA and SFI have the right to participate in the receipt of
	dividends from, or proceeds from the sales of, the Shares held for their
	respective accounts.

e) Not applicable.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

	Not applicable.

ITEM 7   Materials to be Filed as Exhibits

	Exhibit A: Schedule of Transactions in Shares by the Sit Entities since October 2, 2017, the date of the last 13D filing.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
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November 2, 2017


By:   Sit Investment Associates, Inc.
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

By:   Sit Fixed Income Advisors II, LLC
       /s/ Michael C. Brilley
      -----------------------------------
      Name/Title: Michael C. Brilley, President & CIO

                                   EXHIBIT A

Schedule of Transactions in Shares by Sit Entities since October 2, 2017, the date of the last 13D filing:


------------------ ------------------ ------------------ ------------------
					Shares of Common
Date of  	    Transaction	   	Stock Purchased	  Price
Transaction	    Type		/(Sold)		  Per Share ($)
------------------ ------------------ ------------------ ------------------
   10/25/2017		   BUY		  75,000.00	      23.35
------------------ ------------------ ------------------ ------------------
   10/31/2017		   BUY		  125,000.00	      23.28
------------------ ------------------ ------------------ ------------------




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